SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of february 2005

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

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Press Release

Thomson’s Fourth Quarter 2004 Revenues

  Full year and fourth quarter constant currency organic revenue growth both at +6% in line with target
  Total full year constant currency growth of Thomson’s core business at +9.5%, consistent with our two-year plan assumptions
  Strong fourth quarter in DVDs, post-production, set-top boxes and licensing, supporting profitability of core businesses
  Strategic investments in line with the launch of the Group’s two year plan
  Full Year 2004 results to be released on March 3rd, 2005

Paris, February 10th 2005 – Thomson (Euronext Paris: 18453, NYSE:TMS) today announced its revenues for the Fourth Quarter and the Full Year 2004.

Summary of consolidated revenues FY04 and 4Q04 (1) – 2004 reporting structure

The following table sets out our revenues on a reported basis, as well as adjustments for currency and perimeter impacts (acquisitions and disposals).

				At constant currency (2)					Actual as reported

					%		%
In €m				FY04	change	4Q04	change	FY04	FY03	4Q04	4Q03

Digital Content Solutions				2,387	+5	710	(2)	2,268	2,273	673	725
Video Networks Solutions				2,064	+30	704	+34	1,963	1,593	669	524
Industry&Consumer Solutions				3,943	(14)	964	(33)	3,737	4,581	918	1,438
Corporate				26	-	13	-	25	13	13	6
Thomson – as reported				8,420	(1)	2,391	(11)	7,994	8,459	2 ,273	2,693

Adjusted ICS (3)				3,964	+2.5	985	+4	3,755	3,869	936	950

Thomson –	adj.	for	TV	8,441	+9	2,412	+9	8,011	7,748	2,291	2,205
disposal

(Acquisitions) –				(265)		(79)			(27)		(7)
- of which DCS				(39)		(15)			(4)		(3)
- of which VNS				(6)		(4)
- of which ICS				(220)		(60)			(23)		(4)

Thomson – organic				8,176	+6%	2,334	+6%		7,721		2,198

(1)	All figures are preliminary and subject to final audit
(2)	At constant currency. The average €/US$ rate for year ended Dec 31st, 2004 was 1.247 (Dec 31st, 2003, 1.137)
(3)	The ICS division has been adjusted for the TV disposal on July 31stfor comparative purposes

Fourth quarter 2004 activity review

Adjusted for currency movements and perimeter impacts (acquisitions and disposals), Thomson showed an organic growth for the fourth quarter 2004 of 6.2%.

Before adjustments, Thomson reported consolidated net sales for the fourth quarter 2004 of €2,273 million (fourth quarter 2003, €2,693 million). Currency movements reduced sales during the quarter by €118 million. Changes in perimeter were material compared to the fourth quarter 2003, reflecting acquisitions, the TV disposal and other disposals. In order to establish a like-for-like comparison with the same period last year, reported revenues have been adjusted by a total amount of €(495) million for the fourth quarter 2003 and €(58) million for the fourth quarter 2004 at constant currency. Like-for-like revenues are therefore €2,334 million for the fourth quarter 2004 vs. €2,198 million for the fourth quarter 2003.

  In Home Entertainment Services: the replication of DVD units grew by 107 million units (+32% year-on-year) to approximately 444 million units. This was our largest quarter ever for DVD volumes. On the other hand, VHS duplication declined faster than in previous quarters, falling 52% year-on-year to approximately 34 million units, which materially reduced the overall Division’s growth rate. The split of DVD to VHS units now stands at 93%/7% versus 83%/17% a year ago. DVD activity was strong with successful releases such as The Incredibles, Shark Tale, Collateral in the US, The Bourne Supremacy and King Arthur in Europe, as well as Halo2 (Xbox) worldwide.
  Film and Post-production both had a good quarter. Film footage was up 7% versus last year to approximately 1.4 billion feet. In post- production notably, the activity was strong, with major titles such as The Aviator and with the integration of MPC.
  The Broadcast, Networks and Systems Integration (Grass Valley) activities saw significant order-intake around HD, playout and Outside Broadcast, although revenues grew less year-on-year than in previous quarters given the strong baseline for comparison during the fourth quarter 2003.
  Within Broadband Access Products and Services, revenues were up 62% at constant currency. Overall, Thomson sold approximately 4.2 million decoders worldwide during the quarter, compared to 2.1 million in the fourth quarter of 2003. Activity was strong in the U.S. satellite business, underpinned by good fundamentals and our shipments to DirecTV.
  Licensing’s fourth quarter 2004 revenues reached €140 million (fourth quarter 2003, €172 million). Currency movements reduced sales by €9 million during the quarter. Revenues from digital programs were 70% of the total, compared to 74% in the fourth quarter 2003. The Group issued 492 patents worldwide during the quarter, compared to 551 for the same period in 2003.
  Revenues in the Consumer businesses (accessories, marketing and sales services and other consumer products) increased to €511 million, from €467 million. Excluding currency movements, revenues increased by 15.2%.
  In the Displays & Components activity, fourth quarter 2004 external revenues reached €338 million (fourth quarter 2003, €289 million). Excluding currency movements, revenues increased by 22.9%. Following the transaction with Foxconn in the optical modules business, Thomson recorded only a few million euros of sales in this activity, compared to €25 million in the fourth quarter of 2003.

During this quarter, we made a number of strategic investments as we were launching the Group’s two-year plan, with a focus on Internet Protocol devices and solutions, and electronic content, two of the key priorities of the two-year plan.

  We acquired The Moving Picture Company, a leading visual effects specialist, expanding our Post-Production services to our Media & Entertainment customers and providing a platform for further international growth. We acquired Corinthian TV, a state-of-the-art broadcast facilities company;
  We began to build an innovative team specializing in the integration of video over Internet Protocol (IP);
  We reached an agreement to invest a 33% stake in Content Guard, a developer of digital rights management systems.

Full year 2004 revenues

Adjusted for currency movements and perimeter impacts (acquisitions and disposals), Thomson grew its revenues by 6% organically.

Before adjustments, Thomson reported consolidated net sales for the full year 2004 of €7,994 million (full year 2003, €8,459 million). Currency movements reduced sales during the year by €426 million. In order to establish a like-for-like comparison, reported revenues have been adjusted for the TV disposal, and acquisitions for an amount of €(738) million for 2003 and €(244) million for 2004. Adjusted for further underlying perimeter impacts (changes in business models in the Cable Modems and Optical Modules activities and Marketing & Sales Services), consolidated net sales rose by 6.7% at constant currency.

Fourth quarter 2004 Divisional Revenues

The information below summarises revenues according to the 2004 reporting structure.

Digital Content Solutions

Fourth quarter 2004 revenues reached €673 million (fourth quarter 2003, €725 million). Currency movements reduced sales during the quarter by €37 million. Sales excluding currency movements declined by 2.1%, or declined by 7.1% including currency movements. The acquisitions of Cinecolor, Command Post, International Recording, Madrid Film and The Moving Picture Company added €15 million to net sales at constant currency during the quarter.

Video Network Solutions

Fourth quarter 2004 revenues grew strongly to €669 million (fourth quarter 2003, €524 million). Currency movements reduced sales during the quarter by €35 million. Excluding currency movements, sales increased by 34.4%, or grew by 27.6% including currency movements. The acquisitions of ParkerVision and Corinthian added €4 million at constant currency during the quarter.

Industry & Consumer Solutions adjusted for acquisitions and discontinued or transferred activities

Fourth quarter 2004 revenues adjusted for the TV disposal reached €936 million (fourth quarter 2003, €950 million adjusted for the TV disposal). Currency movements reduced sales during the quarter by €46 million. The acquisition of Fortune’s Tube activity in China net of other disposals added €60 million to net sales at constant currency during the quarter.

Summary of consolidated revenues FY04 and 4Q04 – 2005 organisation

For information, the table below sets out our revenues along our 2005 segment organisation which forms the basis of our reporting going forward. The total growth of our core business in 2004 was 9.5%, consistent with our two-year plan assumptions.

	At constant currency					Actual

		%		%
In €m	FY04	change	4Q04	change	FY04	FY03	4Q04	4Q03

Services	2,461	+5.4	742	(0.5)	2,338	2,335	703	746
Systems & Equipment (1)	3,171	+12.4	1,025	+16.1	3,000	2,820	972	883
Technology (2)	542	(17.8)	174	(16.3)	506	659	163	208
o/w Licensing	434	(6.3)	149	(13.3)	404	463	140	172
Corporate	23	-	13	-	23	12	12	6
Thomson – Core	6,198	+6.4	1,953	+6.1	5,867	5,825	1,851	1,843

Adjustments (1) +(2)	(63)		(4)			(220)		(38)

Thomson – Core adjusted	6,135	+9.5	1,949	+8.0		5,605		1,805

Displays & CE	2,222		438		2,127	2,635	422	850

Thomson – Group	8,420		2,391		7,994	8,459	2,273	2,693

(1)	The Systems and Equipment division includes our Cable Modem business - the disposal of substantial parts of which makes revenues not strictly comparable year-on-year. Full Year 2004 sales amounted to €28 million at constant currency (fourth quarter 2004, €2 million euros) vs. €58 million for the Full Year 2003 (fourth quarter 2003, €13 million)
(2)	The Technology division includes our Optical Modules business – the disposal of substantial parts of which makes revenues not strictly comparable year-on-year. Full Year 2004 sales amounted to €35 million at constant currency (fourth quarter 2004, €2 million euros) vs. €162 million for the Full Year 2003 (fourth quarter 2003, €25 million)

* * * * *

Certain statements in this press release, including any discussion of management expectations for future periods, constitute "forward-looking statements" within the meaning of the "safe harbor" of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson's filings with the U.S. Securities and Exchange Commission.

* * * * *

About Thomson - Partner to the Media & Entertainment Industries
Thomson (Euronext Paris: 18453; NYSE: TMS) provides technology, systems and services to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group intends to become the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA and Thomson brands. For more information: www.thomson.net.

Press Relations
Monica Coull	+33 1 41 86 53 10	monica.coull@thomson.net
Financial Dynamics	+33 1 47 03 68 10	elisa.kitson@fd.com
(Elisa Kitson, Aurelie Gasnier)		aurelie.gasnier@fd.com

Investor Relations
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net
David Schilansky	+33 1 41 86 52 38	david.schilansky@thomson.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10th, 2005	THOMSON S.A.

	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer